May 28, 2020

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Life Sciences
100 F Street, N.E.
Washington, D.C. 20549
Attn: Gary Newberry and Kevin Kuhar

Re:	Amryt Pharma plc
 Amendment No. 1 to Draft Registration Statement on Form F-1
 Submitted April 21, 2020
 CIK No. 0001783010

Ladies and Gentlemen:

On behalf of Amryt Pharma plc (the “Company”), set forth below are the Company’s responses to the comments from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”), which were contained in your letter, dated May 5, 2020 (the “Comment Letter”), regarding the Draft Registration Statement on Form F‑1 that the Company submitted on April 21, 2020 (the “Registration Statement”).  Each Staff comment is set forth below, followed by the Company’s corresponding response.  For ease of reference, each heading and numbered paragraph below corresponds to the heading and numbered comment provided in the Comment Letter.  Any page reference included in response corresponds to the page number of Registration Statement, which is being confidentially submitted today.

Amendment No. 1 to Draft Registration Statement on Form F-1 Filed April 21, 2020
Pro Forma Financial Information, page 67

1.	In your introductory paragraph, please add a description of the transaction in which you acquired Aegerion, refer to Rule 11-02(b)(2) of Regulation S-X.

In response to the Staff’s comment, the Company has revised the introduction to the pro forma financial information on page 67.

2.	In consideration of Rule 11-02(b)(7) of Regulation S-X, please revise the pro forma information and footnotes to address the following:

•	Present historical basic and diluted per share data based on continuing operations and pro forma basic and diluted per share data on the face of the pro forma statement of loss;

•	Include the number of shares used to compute per share data, as outstanding shares used in the calculation are affected by the transactions included in the pro forma financial statements; and

•	Calculate the weighted average number of shares outstanding during the period to give effect to the shares issued had the transaction taken place at the beginning of the period presented.

In response to the Staff’s comment, the Company has included loss per share and the weighted number of shares in the pro forma financial information on page 68.

Business
Our Product Candidates
AP101 for the Treatment of Severe EB
Phase 3 Trials in Partial Thickness Wounds, page 98

3.
We note your response to comment 2. Please expand your discussion to provide investors with appropriate context as referenced in your response, for example, that study results should be evaluated with caution due to differences in study design and patient population disease characteristics.

In response to the Staff’s comment, the Company has revised the disclosure on page 102.

Intellectual Property
University College Dublin In-License Agreement, page 106

4.
We note your response to comment 9, which we reissue in part. We note your disclosure that under the University College Dublin In-License Agreement, the agreement continues on a product-by-product or country-by-country basis until the later of (a) the expiration of the last valid claim of patent rights, (b) the expiration of orphan drug exclusivity, or (c) 15 years after the commercial sale of the first product. Please expand your disclosure to provide the patent expiry and orphan drug exclusivity period applicable under this term.

In response to the Staff’s comment, the Company has revised the disclosure on page 110 to clarify that the agreement with University College Dublin relates to the patent rights for AP103.  The Company also added a cross-reference on page 109 to direct readers to the terms of this agreement.

Note 6. Business combinations and asset acquisitions
Contingent Value Rights, page F-25

5.
We note that you issued Contingent Value Rights (“CVRs”) pursuant to which up to $85 million may become payable to shareholders and optionholders if certain approval and revenue milestones are met in relation to AP101. We also noted the CVRs were contingent on the successful completion of the Aegerion acquisition. Please address the following:

•
Describe to us in detail how the CVRs were accounted for in the consolidated financial statements upon issuance and at period end, including the specific balance sheet and income statement accounts impacted.

•	Discuss how the $1.5 million non-cash finance charge and the $3.8 million pro forma adjustment (g) on page 68 were calculated and what the charge represents.

•
Tell us your consideration of reporting the CVRs as part of the Aegerion purchase price as contingent consideration and provide the authoritative accounting literature which supports the presentation as a shareholder distribution.

On September 23, 2019 (prior to, but in connection with, the Company’s acquisition of Aegerion on September 24, 2019), the Company issued CVRs, pursuant to which up to $85 million may become payable to existing shareholders and option holders on Amryt’s register of members as of September 20, 2019 – that is, the register of shareholders and option holders in existence prior to the acquisition of Aegerion – if certain regulatory approval and revenue milestones are met in relation to AP101, the original development asset that the Company acquired in 2016.  The Company may elect to settle the CVR obligation in ordinary shares or short-term notes.  If it elects to issue notes, the Company will settle such notes in cash 120 days after their issue date.  The CVRs were conditional on the closing of the Aegerion acquisition deal and, if the acquisition had not occurred, the CVRs would have lapsed without value.  Management considered the probability of closing of the acquisition at that time and assigned a 100% probability at initial recognition because the CVRs would not have been issued if the acquisition were not imminent.

The following are the milestones relating to AP101:

•
FDA (Food and Drug Authority) approval – CVR holders carry an aggregate contingent entitlement up to a maximum amount of $35 million. The entitlement is variable depending on the date of achievement of the milestone, if at all;

•
EMA (European Medicines Agency) approval – CVR holders carry an aggregate contingent entitlement up to a maximum amount of $15 million. The entitlement is variable depending on the date of achievement of the milestone, if at all; and

•	Revenue targets – CVR holders carry an aggregate contingent entitlement of $35 million if the total sales of AP101 reach $75 million prior to a stated expiration date.

The Company became a party to the contractual provisions of the CVR agreements on the effective date of September 23, 2019, and this gave rise to the recognition of a financial instrument.  The Company classified the financial instrument, on initial recognition, as a financial liability in accordance with the substance of the contractual agreement and the definition of a financial liability.

As more fully explained below, management considered that the financial liability is non-derivative in nature and accordingly IFRS 9 required it to be subsequently measured at amortized cost.

In order to apply the amortized cost approach, management engaged an external valuation specialist to estimate the expected cash flow to arise based on certain assumptions. The key assumptions include payment amounts, expected timing of achievement of the regulatory approvals, probability of payments, forecasted revenue of AP101 and applicable discount rates.  These assumptions were applied to arrive at an initial carrying value of $47.9 million as of September 23, 2019.  In accordance with the analysis below, that value was recorded as a credit to financial liability and a debit to equity.

Classification of the instruments

Financial liability – Credit

The following terms of the CVRs were considered in the accounting:

•
The settlement of the CVRs will either be through issuance of loan notes or shares at the Company’s option.  Any such determination must be made by a majority decision by the members of the Board of Directors who are not CVR holders.  If the Company elects to issue loan notes, then it will settle such loan notes in cash 120 days after issue.

•	If the Company elects to issue new shares following the occurrence of any CVR event, the number of shares to be issued is subject to variability of the trading price of the shares.

The variability in the number of shares to be issued should Amryt elect to issue shares, together with the variability in the value of the CVRs, which neither the Company nor CVR holders can control, results in the CVRs not meeting the definition of an equity instrument as defined in IAS 32, Financial Instruments Presentation, paragraph  25.  This is commonly referred to as the “fixed for fixed” requirement.

Following the initial recognition of a financial liability, its subsequent measurement depends principally on the classification of the liability.  The requirement of IFRS 9, Financial Instruments is to classify all financial liabilities as subsequently measured at amortized cost, except for financial liabilities at fair value through profit or loss (FVPL).  IFRS 9 [para. 4.2.1 (a)].  A financial liability at FVPL is either held for trading or a derivative.

The definition of a derivative includes three criteria.  The CVRs meets two of them (little or no initial net investment and settlement at a future date), while the third criteria requires further analysis and judgment about whether the CVRs contain a non-financial underlying variable that is specific to a party to the contract.  In management’s view, the milestones of obtaining FDA and EMA approvals can be considered a non-financial variable.  It is also management’s view that the revenue milestone can be considered a non-financial variable in the context of this definition.  All three milestones are specific to a party to the contract, namely the issuer.

In this fact pattern, it appears that the three variables (milestones) are not independent of each other in that the revenue milestone depends on the occurrence of the FDA or EMA milestone. Because of the significance of the first two variables as an underlying that drives value, their treatment as being non-financial variables would suggest that the instrument does not meet the definition of a derivative in its entirety.

Following this view, the next question is whether there is an embedded derivative in the non-derivative instrument identified. Because the instrument is settled in cash or a variable number of shares, the share price does not appear to be an underlying variable to the instrument.  Accordingly, as required by IFRS 9.5.3.1 the accounting for the instrument will be at amortized cost based on the expected amounts and timing of cash flows.

In subsequent years, by applying the guidance in IFRS 9B5.4.6, management will review the estimates and, where necessary, will adjust the gross carrying amount of the financial liability to reflect the actual and revised estimated contractual cash flows.  When recalculating the amortized cost of the financial liability as the present value of the reestimated future contractual cash flows, the original effective interest rate will be used.  Any adjustment arising from the revised cash flows will be recognized in profit or loss as income or expense.

The $1.5 million non-cash finance charge for the year ended December 31, 2019 represents the effective interest rate unwind on amortized cost between the carrying value of the CVRs from the initial recognition date of September 23, 2019 to the reporting date of December 31, 2019.  The pro-forma adjustment of $3.8 million was calculated as if the CVRs had been issued on January 1, 2019 and represents the movement in the carrying value of the CVRs between January 1, 2019 and the actual issue date of September 23, 2019.  The movement in the value represents the impact of the passage of time on the present value of the related obligations, rather than a change in expected cash flows between the issue date and the reporting date.

Equity – Debit

The issuance of CVRs was a distribution to existing shareholders and option holders solely in their capacity as shareholders and option holders at a record date prior to the completion of the Aegerion acquisition, similar to a bonus issue of shares for no consideration.

Although the CVRs were conditional on the closing of the Aegerion acquisition, the selling shareholders and other stakeholders of Aegerion are not parties to the CVR contracts.  The CVRs are therefore not part of the purchase price, and accordingly are not part of the purchase accounting.  They also do not otherwise meet the definition of an asset.  As a result they are treated as distributions to the Company’s existing shareholders. Distributions are to be recognized directly in equity in accordance with IAS 32 paragraph 35.

In consideration of the Staff's comment, the Company has separately identified the Non-cash contingent value rights finance expense in the Consolidated Statement of Comprehensive Loss and the Consolidated Statement of Cash Flows, and it has updated the description of Contingent consideration in the Consolidated Statement of Financial Position to highlight the CVRs.  The Company has revised the related notes accordingly.

*   *   *   *   *   *   *   *   *   *   *   *   *   *   *   *   *   *   *   *   *   *   *   *   *   *   *   *   *   *

If you have any questions regarding the Registration Statement or the responses set forth above, please do not hesitate to call me at (212) 351-4046.

Sincerely,

/s/ Boris Dolgonos
Boris Dolgonos

cc:	Joseph A. Wiley, Amryt Pharma plc
Rory P. Nealon, Amryt Pharma plc
John McEvoy, Amryt Pharma plc